HOLLAND & KNIGHT LLP 100 North Tampa Street, Suite 4100 P.O. Box 1288 (ZIP 33601-1288) Tampa, Florida 33602-3644 813-227-8500 813-229-0134 Fax www.hklaw.com	Atlanta Bethesda Boston Chicago Fort Lauderdale Jacksonville Lakeland Los Angeles Miami New York Northern Virginia Orlando Portland San Francisco Tallahassee Tampa Washington, D.C. West Palm Beach	International Offices: Beijing Caracas** Helsinki** Mexico City Tel Aviv** Tokyo **Representative Office

February 5, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mailstop 3720

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Re:	Switch and Data, Inc.

Registration Statement on Form S-1

(File No. 333-137607)

Dear Ms. Grant:

On behalf of our client, Switch and Data, Inc. (the “Company”), and in connection with the Company’s pending Registration Statement on Form S-1 (File No. 333-137607) under the Securities Act of 1933, as amended (the “Act”), referenced above that was initially filed on September 27, 2006 (the “Registration Statement”), amended on November 9, 2006 by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), amended on December 20, 2006 (“Amendment No. 2”), amended on January 16, 2007 (“Amendment No. 3”), and amended on January 25, 2007 (“Amended No. 4”), we are filing by EDGAR transmission Amendment No. 5 to the Registration Statement (“Amendment No. 5”), together with certain exhibits not previously filed (the “Additional Exhibits”).

To expedite your review, we have enclosed with the by-hand copy of this letter five clean and marked copies of Amendment No. 5, together with the Additional Exhibits, with the marked copies showing changes from Amendment No. 4 filed on January 25, 2007.

Amendment No. 5 includes additions and changes made in response to our telephone conversation with the Staff on January 29, 2007, in which the Staff asked us to consider the discrepancy in the amount of damages sought in connection with the Company’s West Palm Beach litigation when comparing the sections of the prospectus titled “Risk Factors - We have been sued by several landlords…..” on page 12 and “Switch & Data Facilities Company, Inc. and Subsidiaries – Notes to Consolidated Financial Statements – Note 12 – Commitments and Contingencies – Legal Proceedings” on page F-36.

Securities and Exchange Commission

February 5, 2007

In response to the comment set forth above, we respectfully inform the Staff on behalf of the Company that the Company revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries - Notes to Consolidated Financial Statements – Note 12 – Commitments and Contingencies – Legal Proceedings” on page F-36 to rectify the discrepancy in the amount of damages sought in connection with the Company’s West Palm Beach litigation.

In addition to the responses made in connection with our telephone conversation, the Company has made certain updating, conforming, correcting and stylistic changes, including, without limitation, (i) the addition of a new risk factor relating to new shareholder litigation that was commenced on January 29, 2007 (the “New Litigation”), (ii) revising the section of the prospectus titled “Legal Proceedings” on page 80 to reflect the New Litigation, (iii) updating the beneficial ownership table on page 99 to reflect additional selling stockholders and (iv) updating the section of the prospectus titled “Switch and Data, Inc. – Notes to Financial Statement – Note 1 – Organization” on page F-42 to reflect the New Litigation.

Securities and Exchange Commission

February 5, 2007

Please direct any questions or comments with respect to the foregoing to the undersigned at the address set forth at the top of this letter or at (813) 227-8500.

We will appreciate your acknowledging receipt of this letter and its enclosures by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

HOLLAND & KNIGHT

/s/ Robert J. Grammig

Robert J. Grammig

DAD/ccm

Enclosures

cc:	Mr. George Pollock, Switch and Data, Inc.

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

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